June 26, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549-6010

Attn: Abby Adams

Re:	Assure Holdings Corp.
Request for Withdrawal of Registration Statement on Form S-1/A
Registration No. 333-269759

Dear Ms. Adams:

On February, 14, 2023, Assure Holdings Corp. (the “Company”) initially filed Registration Statement No. 333-269759 on Form S-1 (as amended on September 22, 2023 of Form S-1/A together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is no longer seeking registration of the shares thereunder for resale. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Jason K. Brenkert of Dorsey & Whitney LLP, at (303) 352-1133.

Thank you for your assistance in this matter.

Very truly yours,

ASSURE HOLDINGS CORP.

/s/ John Farlinger
Name: John Farlinger
Title: Chief Executive Officer

cc:	Jason K. Brenkert, Dorsey & Whitney LLP